[ Janus Henderson Investors US LLC Letterhead ]

October 20, 2022

VIA EDGAR

Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Post-Effective Amendment No. 311

Dear Ms. O’Neal:

This letter responds to comments to Post-Effective Amendment No. 311 to the Registrant’s registration statement on Form N-1A that were provided by telephone on October 12, 2022 by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Janus Henderson Responsible International Dividend Fund, formerly Janus Henderson Dividend & Income Builder Fund (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below.

1.	Staff Comment: The Staff requested a completed fee table, expense example, and performance chart and table for the Fund at least a week prior to the effective date of the registration statement.

Response: The Registrant has provided completed fee tables, expense examples, and performance chart and table for the Fund in Appendix A to this letter.

2.

Staff Comment: The Staff asked the Registrant to confirm whether Janus Henderson Investors US LLC, the Fund’s investment adviser (the “Adviser”), has the ability to recoup from the Fund previously waived fees and/or expenses reimbursed.

Response: The Registrant notes that the Adviser does not have the ability to recoup from the Fund previously waived fees and/or expenses reimbursed.

3.	Staff Comment: The Staff asked the Registrant to confirm that the expense example amounts only reflect the one-year term of the expense limitation agreement.

Response: The Registrant so confirms.

4.

Staff Comment: Given the use of “Responsible” in the Fund’s name, the Staff stated that the disclosure in the principal investment strategies section should clarify that the Fund’s 80% investment policy encompasses investing in responsible issuers.

Response: The Registrant notes that the Names Rule generally requires that if a fund’s name suggests a particular type of investment, industry, country, or geographic focus, then the fund must invest 80% of its assets in the type of investment, industry, country, or geographic region suggested by the name. In the release adopting the Names Rule (the “Adopting Release”) and the companion release to the Adopting Release, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the SEC staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% policy pursuant to the Names Rule. Furthermore, the Registrant notes that in the SEC’s request for public comment on the subject of the Names Rule, the SEC acknowledges that industry practice is mixed as to whether terms such as “responsible” or “ESG” are treated as an investment strategy and exempt from the Names Rule, or treated as a type of investment and subject to the Names Rule. The Registrant believes that, with respect to the Fund, the use of the term “responsible” suggests an investment strategy as opposed to a type of investment. In this context, the term “responsible” is descriptive of the investment selection process and connotes subjective factors that are considered, among other factors, in the investment process, rather than types of securities. Accordingly, the Registrant does not believe the Fund is subject to the requirement to adopt an 80% policy related to such investments. However, if the Investment Company Names proposal (Release No. IC-34593 (May 25, 2022)) is implemented as proposed, the Registrant will comply accordingly.

5.

Staff Comment: The Staff noted that the performance table included reference to the Fund’s previous benchmark index and reminded the Registrant to include this reference in the disclosure for a one-year period.

Response: The Registrant acknowledges the Staff’s comment.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson
Mary Clarke-Pearson, Esq.
Assistant Secretary to the Registrant

Enclosure (via EDGAR)

cc:	Abigail Murray, Esq.

Thea Kelley

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